 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453)

Evergreen Fixed Income Trust (SEC File Nos. 333-37443)

Evergreen International Trust (SEC File Nos. 333-42195)

Evergreen Money Market Trust (SEC File Nos. 333-42181)

Evergreen Municipal Trust (SEC File Nos. 333-36033)

Evergreen Select Equity Trust (SEC File Nos. 333-36047)

Evergreen Select Fixed Income Trust (SEC File Nos. 333-36019)

Evergreen Select Money Market Trust (SEC File Nos. 333-37227)

Evergreen Variable Annuity Trust (SEC File Nos. 33-83100(b))